UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Merrimack Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

590328209

(CUSIP Number)

JOSEPH F. LAWLER, M.D., PH.D.

JFL CAPITAL MANAGEMENT LLC

2110 Ranch Road 620 S, #341732

Lakeway, Texas 78734

(512) 761-4500

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 13, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		485,026
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

485,026
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

485,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		485,026
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

485,026
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

485,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		485,026
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

485,026
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

485,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,162,262
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,162,262
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,162,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

Joseph F. Lawler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,162,262
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,162,262
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,162,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

22NW Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,092,263
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,092,263
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,092,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

22NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,092,263
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,092,263
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,092,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

22NW Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,092,263
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,092,263
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,092,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

Aron R. English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,092,263
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,092,263
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,092,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

Jason M. Aryeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

Kenneth Lin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 590328209

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. 22NW, LP previously filed a Schedule 13G with the Securities and Exchange Commission on February 8, 2019 with respect to securities of the Issuer.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	JFL Partners Fund LP, a Delaware limited partnership (“JFL Partners”), with respect to the Shares directly and beneficially owned by it;
(ii)	JFL Capital Management LP, a Texas limited partnership (“JFL GP”), as the general partner of JFL Partners;
(iii)	JFL Capital Holdings LLC, a Delaware limited liability company (“JFL Holdings”), as the general partner of JFL GP;
(iv)	JFL Capital Management LLC, a Delaware limited liability company (“JFL Capital Management”), as the investment manager of JFL Partners and a certain managed account (the “JFL Account”);
(v)	Joseph F. Lawler, M.D., Ph.D., as the Managing Member of each of JFL Holdings and JFL Capital Management;
(vi)	22NW Fund, LP, a Delaware limited partnership (“22NW Fund”), with respect to the Shares directly and beneficially owned by it;
(vii)	22NW, LP, a Delaware limited partnership (“22NW”), as the general partner and investment adviser to 22NW Fund;
(viii)	22NW Fund GP, LLC, a Delaware limited liability company (“22NW GP”), as the general partner of 22NW;
(ix)	Aron R. English, as the Portfolio Manager of 22NW and Managing Member of 22NW GP;
(x)	Jason M. Aryeh; and
(xi)	Kenneth Lin, M.D.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

13

CUSIP NO. 590328209

(b)       The address of the principal office of each of JFL Partners, JFL GP, JFL Holdings, JFL Capital Management and Dr. Lawler is 2110 Ranch Road 620 S, #341732, Lakeway, Texas 78734. The address of the principal office of each of 22NW Fund, 22NW, 22NW GP and Mr. English is 1455 NW Leary Way, Suite 400, Seattle, Washington 98107. The address of the principal office of Mr. Aryeh is 34 Sumner Road, Greenwich, Connecticut 06831. The address of the principal office of Dr. Lin is 280 Utah Avenue, Suite 250, South San Francisco, California 94080.

(c)       The principal business of JFL Partners is investing in securities. The principal business of JFL GP is serving as the general partner of JFL Partners. The principal business of JFL Holdings is serving as the general partner of JFL GP. The principal business of JFL Capital Management is serving as the investment manager of JFL Partners and the JFL Account. Dr. Lawler is the Managing Member of each of JFL Holdings and JFL Capital Management. The principal business of 22NW Fund is investing in securities. The principal business of 22NW is serving as the general partner and investment adviser to 22NW Fund. The principal business of 22NW GP is serving as the general partner of 22NW. Mr. English is the Portfolio Manager of 22NW and Managing Member of 22NW GP. The principal occupation of Mr. Aryeh is serving as the Managing General Partner of JALAA Equities, LP, a private investment fund focused on the biotechnology and medical device sectors. The principal occupation of Dr. Lin is serving as the Chief Executive Officer and President of Ab Initio Biotherapeutics Inc., a biologics discovery company focusing on G-protein coupled receptors.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       JFL Partners, JFL Holdings, JFL Capital Management, 22NW Fund, 22NW and 22NW GP are organized under the laws of the State of Delaware. JFL GP is organized under the laws of the State of Texas. Dr. Lawler, Mr. English, Mr. Aryeh and Dr. Lin are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JFL Partners and held in the JFL Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 485,026 Shares beneficially owned by JFL Partners is approximately $1,964,750, including brokerage commissions. The aggregate purchase price of the 677,236 Shares held in the JFL Account is approximately $2,710,311, including brokerage commissions.

The Shares purchased by 22NW Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,092,263 Shares beneficially owned by 22NW Fund is approximately $4,933,677, including brokerage commissions.

The Shares purchased by Dr. Lin were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 5,000 Shares directly owned by Dr. Lin is approximately $20,350, including brokerage commissions.

14

CUSIP NO. 590328209

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 13, 2019, JFL Partners delivered a letter to the Issuer nominating Jason M. Aryeh, Aron R. English, Joseph F. Lawler, M.D., Ph.D., and Kenneth Lin, M.D. (the “Nominees”) for election to the Board of Directors of the Issuer at the 2019 annual meeting of stockholders (the “Annual Meeting”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 13,342,784 Shares outstanding as of February 27, 2019, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2019.

As of the close of business on March 13, 2019, JFL Partners directly beneficially owned 485,026 Shares, constituting approximately 3.6% of the Shares outstanding. JFL GP, as the general partner of JFL Partners, may be deemed to beneficially own the 485,026 Shares owned by JFL Partners, constituting approximately 3.6% of the Shares outstanding. JFL Holdings, as the general partner of JFL GP, may be deemed to beneficially own the 485,026 Shares owned by JFL Partners, constituting approximately 3.6% of the Shares outstanding.

As of the close of business on March 13, 2019, 677,236 Shares were held in the JFL Account, constituting approximately 5.1% of the Shares outstanding.

JFL Capital Management, as the investment manager of JFL Partners and the JFL Account, may be deemed to beneficially own the 1,162,262 Shares owned in the aggregate by JFL Partners and held in the JFL Account, constituting approximately 8.7% of the Shares outstanding. Dr. Lawler, as the Managing Member of JFL Capital Management and JFL Holdings, may be deemed to beneficially own the 1,162,262 Shares owned in the aggregate by JFL Partners and held in the JFL Account, constituting approximately 8.7% of the Shares outstanding.

As of the close of business on March 13, 2019, 22NW Fund directly beneficially owned 1,092,263 Shares, constituting approximately 8.2% of the Shares outstanding. 22NW, as the general partner and investment adviser to 22NW Fund, may be deemed to beneficially own the 1,092,263 Shares owned by 22NW Fund, constituting approximately 8.2% of the Shares outstanding. 22NW GP, as the general partner of 22NW, may be deemed to beneficially own the 1,092,263 Shares owned by 22NW Fund, constituting approximately 8.2% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW and Managing Member of 22NW GP, may be deemed to beneficially own the 1,092,263 Shares owned by 22NW Fund, constituting approximately 8.2% of the Shares outstanding.

As of the close of business on March 13, 2019, Dr. Lin directly beneficially owned 5,000 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on March 13, 2019, Mr. Aryeh did not beneficially own any Shares, constituting 0% of the Shares outstanding.

15

CUSIP NO. 590328209

An aggregate of 2,259,525 Shares, constituting approximately 16.9% of the Shares outstanding, are reported in this Amendment No. 2 to the Schedule 13D.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 2,259,525 Shares owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(b)       By virtue of their respective positions with JFL Partners, each of JFL GP, JFL Holdings, JFL Capital Management and Dr. Lawler may be deemed to have sole power to vote and dispose of the Shares reported owned by JFL Partners.

By virtue of their respective positions with the JFL Account, each of JFL Capital Management and Dr. Lawler may be deemed to have sole power to vote and dispose of the Shares held in the JFL Account.

By virtue of their respective positions with 22NW Fund, each of 22NW, 22NW GP and Mr. English may be deemed to have sole power to vote and dispose of the Shares reported owned by 22NW Fund.

Dr. Lin has the sole power to vote and dispose of the Shares directly beneficially owned by him.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 13, 2019, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) solicit proxies for the election of the Nominees at the Annual Meeting. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated March 13, 2019.
99.2	Powers of Attorney.

16

CUSIP NO. 590328209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2019

JFL PARTNERS FUND LP

By:	JFL Capital Management LP General Partner

By:	JFL Capital Holdings LLC General Partner

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

JFL CAPITAL MANAGEMENT LP

By:	JFL Capital Holdings LLC General Partner

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

JFL CAPITAL HOLDINGS LLC

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

JFL CAPITAL MANAGEMENT LLC

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

/s/ Joseph F. Lawler
JOSEPH F. LAWLER Individually and as attorney-in-fact for Jason M. Aryeh and Kenneth Lin

17

CUSIP NO. 590328209

22NW FUND, LP

By:	22NW, LP General Partner and Investment Adviser

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Managing Member

22NW, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Managing Member

22NW FUND GP, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Managing Member

/s/ Aron R. English
ARON R. ENGLISH

18

CUSIP NO. 590328209

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

JFL PARTNERS FUND LP

Sale of Common Stock	(100)	6.0200	02/14/2019
Sale of Common Stock	(2,412)	5.9452	02/15/2019

JFL CAPITAL MANAGEMENT LLC
(Through the JFL Account)

Sale of Common Stock	(3,469)	5.9452	02/15/2019

22NW FUND, LP

Purchase of Common Stock	6,071	4.9963	01/22/2019
Purchase of Common Stock	100	5.2500	01/30/2019
Purchase of Common Stock	240,000	5.8000	02/06/2019
Purchase of Common Stock	5,038	6.1803	03/06/2019
Purchase of Common Stock	900	6.2494	03/07/2019
Purchase of Common Stock	607	6.2475	03/08/2019
Purchase of Common Stock	200	6.2350	03/11/2019